UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of December 2010

Commission File Number: 001-15102

Embraer S.A.

Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X        Form  40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  Yes                  No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This report on Form 6-K shall be deemed to be filed and incorporated by reference in the registration statement on Form F-3 (File No. 333-162103) and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

EMBRAER S.A.

RESOLUTION

We hereby inform that, pursuant to a meeting held on December 16, 2010, the Board or Directors of Embraer S.A. (the “Company”) unanimously elected Cynthia Marcondes Ferreira Benedetto, a Brazilian citizen, married, economist, bearer of the identity card RG no. 15227842-4-SSP/SP and the CPF/MF individual taxpayer identification no. 050.266.568-89, as Executive Vice President of Finance and Investor Relations of the Company, succeeding Luiz Carlos Siqueira Aguiar in this role. Cynthia Marcondes Ferreira Benedetto’s term of office shall start on January 1, 2011 and shall end simultaneously with the expiration of the term of office of other statutory officers of the Company, i.e., at the meeting of the Board of Directors following the Annual General Ordinary Shareholders’ Meeting that will examine and vote the financial statements for the fiscal year ended on December 31, 2010.

São José dos Campos, December 17, 2010.

Luiz Carlos Siqueira Aguiar

Executive Vice President

and Chief Finance Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 17, 2010

Embraer S.A.

By:	/s/ Luiz Carlos Siqueira Aguiar
Name: Luiz Carlos Siqueira Aguiar
Title: Chief Financial Officer